UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 7, 2010

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 7 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

31 March 2010

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Appointment of Mr Malcolm Broomhead

Further to the announcement on 29 January 2010 advising of the appointment of Mr Malcolm Broomhead as a Director of BHP Billiton Plc and BHP Billiton Limited with effect from 31 March 2010 we now advise details of Mr Broomhead’s interests in BHP Billiton shares:

Notification of Initial Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3X)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing Procedure.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Mr Malcolm W Broomhead

Date of appointment	31 March 2010

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

N/A

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Aldinga Way Pty Ltd as trustee of the M.W. Broomhead Pension Fund (indirect interest, Mr Broomhead has a beneficial interest)	9,000 BHP Billiton Limited ordinary shares

Part 3 – Director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	Nil

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Fiona Smith – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc

Contact details	Fiona Smith	Tel: +61 3 9609 3179 Fax: +61 3 9609 4372

	Geof Stapledon	Tel: +44 20 7802 4176 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia